BRUCE H. HALLETT D 214.922.4120 F 214.922.4142 bhallett@hallettperrin.com

February 2, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Laura Nicholson
Special Counsel Office of Transportation and Leisure

Re:	MMEX Resources Corporation (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1 (333-218958)

Dear Ms. Nicholson:

On behalf of the Company, we have reviewed your comment letter dated February 1, 2018 regarding the above-referenced filing and are responding to the Staff’s comments as follows:

Staff Comment # 1: We note your revised disclosure on page 23 regarding the letter from the OTC Markets that the bid price of your Class A common stock no longer meets the standards for continued eligibility of the OTCQB and that you have been granted a cure period of 90 calendar days. We also note that the equity purchase agreement does not terminate in the event that your common stock is removed from quotation from its primary market. In that regard, Section 7.2(f) of the Equity Purchase Agreement provides that, in the event of delisting of your common stock, the investor shall have the right to return to the company any remaining amount of put shares associated with such put, and the purchase price with respect to such put shall be reduced accordingly. It appears that this provision would result in the investor not being irrevocably bound to purchase all the securities under the equity line agreement. As such, the transaction does not appear to have been completed prior to the filing of the registration statement. Please advise.

Company Response: Crown Bridge and the Company have amended the Equity Purchase Agreement to delete Section 7.2(f) and provide for an automatic termination of the agreement in the event that the common stock were to be delisted.

Staff comment #2. We note your disclosure on page 6 that Crown Bridge converted its $80,000 convertible promissory note into 19,834,823 shares. Please tell us why such shares are not reflected in the number of shares of common stock owned by Crown Bridge prior to the offering and after the offering in your selling shareholder table. In addition, please discuss in your Risk Factors section the effect that Crown Bridge’s beneficial ownership of 19,834,823 shares may have on the number of shares Crown Bridge is able to purchase pursuant to the equity line agreement, or tell us why this does not present a material risk. In that regard, we note the beneficial ownership limitation set forth in the agreement.

Company Response: As disclosed in our response letter accompanying Amendment No. 3 (response to comment 9), Crown Bridge no longer beneficially owned any of the 19,843,823 shares issued upon conversion as of January 15, 2018. Nevertheless, we have added language in the Risk Factors section responsive to the Staff’s comment on page 20 of the amendment.

Very truly yours,

/s/ Bruce H. Hallett